MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2018 and 2017

Dated August 1, 2018

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six months ended June 30, 2018 (“Q2 2018”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017 and 2016 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and six months ended June 30, 2018 and 2017 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and six months ended June 30, 2017 (“Q2 2017”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at August 1, 2018.

BUSINESS OVERVIEW
Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada. Operations at the Escobal mine, a silver mining operation located in southeastern Guatemala, are currently suspended. (See "Escobal Update" section of this MD&A)

All of the Company’s operations are within the mining sector. The Company produces gold, silver, lead and zinc from mines located in Peru, Canada, and Guatemala. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. The resumption of mining operations in Guatemala requires the favorable resolution of the appeals to the Guatemalan Constitutional Court contesting the reinstatement of the Escobal mining license, and an end to the road blockage at Casillas to enable full access in and out of the Escobal mine and the renewal of the Escobal export credential from the Guatemalan government. (See "Escobal Update" section of this MD&A)

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q2 2018 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 102.6 thousand ounces.

•	Gold sales of 97.5 thousand ounces.

•	Quarterly revenue of $127.1 million.

•	Quarterly net cash flow provided by operating activities of $18.2 million.

•	Quarterly cash flow provided by operating activities before changes in working capital(1) of $31.8 million.

•	Quarterly loss of $(15.6) million or $(0.05) per share (basic and diluted).

•	Adjusted earnings (loss)(1) of $(15.1) million or $(0.05) per share(1) (basic and diluted).

•	Cash balance of $69.7 million as at June 30, 2018.

•	Borrowed $75 million on the Second Amended and Restated Credit Facility.

•	Record quarterly gold production at the Shahuindo mine of 24.5 thousand ounces.

•	Record quarterly mill throughput at the Timmins mines of 3,921 tonnes per day.

Q2 YTD 2018 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 193.4 thousand ounces.

•	Gold sales of 202.9 thousand ounces.

•	Year to date revenue of $267.1 million.

•	Year to date net cash flow provided by operating activities of $40.3 million.

•	Year to date cash flow provided by operating activities before changes in working capital(1) of $70.4 million.

•	Year to date loss of $(22.4) million or $(0.07) per share (basic and diluted).

•	Adjusted earnings (loss)(1) of $(22.3) million or $(0.07) per share(1) (basic and diluted).

•	Announced on February 5, 2018 that the Company joined the UN Global Compact and the Global Compact Canada Network.

•	Announced on February 20, 2018 an amended $175 million credit facility.

•
Announced updated Mineral Reserves & Mineral Resources, reflecting an increase in Proven and Probable Mineral Reserves of nearly 400 thousand ounces of gold net of 2017 production. Measured and Indicated Mineral Resources increased by approximately 3.4 million ounces of gold compared to the prior year.

•	Released updated NI 43-101 Technical Report for the La Arena property, which included a Preliminary Economic Assessment of the La Arena II copper-gold porphyry project.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q2 2018	Q2 YTD 2018
Revenues	$127,132	$267,074
Earnings from operations	$(4,874)	$(5,424)
Cash and cash equivalents	$69,744	$69,744
Cost of sales per gold ounce sold(1)	$1,075	$1,083
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$708	$748
All-in sustaining costs net of by-product credits	$1,060	$1,106

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

The Company remains on track to be within all previously published production, cost and capital guidance for the year 2018 with gold production weighted to the second half of the year.

Earnings continue to be adversely impacted by the lack of revenue from the Escobal mine, compounded by the care and maintenance costs of $8.1 million and $18.4 million during Q2 2018 and Q2 YTD 2018, respectively.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ESCOBAL UPDATE

LICENSE SUSPENSION

On May 24, 2017, an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.

On September 10, 2017, the Supreme Court issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area within 12 months. In response to a motion for clarification filed by MSR, on August 26, 2017 the Supreme Court confirmed that MEM must consult in four municipalities in the region of the Escobal mine: Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores.

CALAS and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25, 2017. The Constitutional Court was expected to rule on the appeals before the end of 2017, but has not yet ruled.

On March 8, 2018, the Constitutional Court requested that additional information in the case be provided by certain third parties, including original copies of documents submitted in July 2017, as well as an anthropological study of the surrounding communities to establish the current populations of indigenous people in San Rafael las Flores and several surrounding communities, a third-party review of the Escobal Environmental Impact Study and the mitigation measures required by the study, and a third-party review of the MEM’s consultation process that led to the initial mining license being granted in 2013. All requested information was provided to the Constitutional Court by the third parties by April 10, 2018.

On April 14, 2018, Dina Ochoa was appointed as the new Constitutional Court President, an appointment which changes annually. Following her appointment, Magistrate Ochoa publicly stated it was her priority to resolve cases expeditiously, including the case related to the Escobal license, however, given the on-going and unexpected delays by the Constitutional Court in issuing its ruling, we cannot predict at this time when the Constitutional Court will rule on the case regarding Escobal's license.

For additional details, refer to the press releases dated March 8, 2018, September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license since a mining license is required in order for an export credential to be issued. The credential therefore expired in August 2017. The Company expects that MEM will renew the export credential in the event of a positive ruling from the Constitutional Court reinstating the license.

GUATEMALA ROADBLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 and were fully suspended on July 5, 2017, following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits.

The roadblock has limited the transport of necessary supplies and fuel for the purpose of mine maintenance, although the Company's Guatemalan subsidiary, Minera San Rafael ("MSR") has maintained sufficient supplies

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

to ensure compliance with environmental mitigation measures. The Company believes these actions are being carried out by a small group of protestors who are not representative of all community members. Further, the blockade appears to be politically motivated and substantially funded by anti-mining groups.

MSR representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The Company has recently seen progress aimed at peacefully resolving the roadblock and constructive dialogue continues today.

For additional details, refer to the press releases dated March 11, 2018, September 10, 2017 and September 26, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
OTHER CORPORATE MATTERS

ORGANIZATIONAL CHANGE
On June 12, 2018, the Company announced that Ronald W. Clayton retired as President, CEO and director of the Company, effective June 15, 2018. James S. Voorhees assumed the position of President and CEO. Mr. Voorhees has been a director of the Company since its inception in 2010, and will remain on the Board following this appointment. For additional information please refer to the press release dated June 12, 2018 available on the Company's website at www.tahoeresources.com.

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits had been filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above and have been consolidated in the Federal District Court for the District of Nevada. The suits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

GARCIA ET AL. v. TAHOE RESOURCES INC.
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.  In April 2017, three of the seven plaintiffs settled their suits against the Company.
Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015. Plaintiffs appealed the decision to the Court of Appeals for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan claimants to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Supreme Court of Canada, which was denied on June 8, 2017. The case is now proceeding on the merits in the Supreme Court of British Columbia. Tahoe filed a response to plaintiffs' claim on February 15, 2018.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q2 2018 and Q2 YTD 2018 and the comparative periods is as follows:

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Metal Sold
Silver (000’s ozs)	35	4,288	74	9,855
Gold (000’s ozs)	97.5	110.0	202.9	226.2
Lead (000’s t)	—	2.0	—	4.2
Zinc (000’s t)	—	2.8	—	6.1
Realized Price
Silver in concentrate (per oz)	$—	$15.72	$—	$17.70
Gold in doré (per oz)	$1,303	$1,248	$1,315	$1,281
Lead (per t)	$—	$2,138	$—	$2,359
Zinc (per t)	$—	$2,601	$—	$2,778
LBMA/LME Price(1)
Silver (per oz)	$16.53	$17.21	$16.65	$17.32
Gold (per oz)	$1,306	$1,257	$1,318	$1,238
Lead (per t)	$2,388	$2,161	$2,456	$2,221
Zinc (per t)	$3,112	$2,596	$3,268	$2,690
Revenues	$127,132	$209,576	$267,074	$460,622
Total operating costs	$113,855	$135,291	$239,801	$282,168
Earnings from operations	$13,277	$74,285	$27,273	$178,454
Earnings (loss)	$(15,553)	$33,487	$(22,415)	$108,183
Earnings (loss) per common share
Basic	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	$(0.05)	$0.11	$(0.07)	$0.35
Adjusted earnings (loss)(2)	$(15,107)	$33,846	$(22,315)	$108,918
Adjusted earnings (loss) per common share(2)
Basic(2)	$(0.05)	$0.11	$(0.07)	$0.35
Diluted(2)	$(0.05)	$0.11	$(0.07)	$0.35
Weighted average shares outstanding - Basic	313,253	312,787	313,222	312,430
Weighted average shares outstanding - Diluted	313,253	312,869	313,222	312,510
Dividends paid	$—	$18,740	$—	$37,435
Cash flow provided by operating activities	$18,201	$96,068	$40,348	$174,646
Cash flow provided by operating activities before changes in working capital(2)	$31,842	$99,446	$70,351	$232,296
Cash and cash equivalents	$69,744	$190,636	$69,744	$190,636
Total assets	$3,097,976	$3,129,228	$3,097,976	$3,129,228
Revolving Debt	$75,000	$—	$75,000	$—
Total long-term liabilities	$365,942	$316,510	$365,942	$316,510
Costs per silver ounce produced
Total cash costs net of by-product credits(2)	$—	$6.73	$—	$6.15
All-in sustaining costs per silver ounce net of by-product credits(2)	$—	$10.01	$—	$8.91
Costs per gold ounce produced
Total cash costs net of by-product credits(2)	$708	$601	$748	$587
All-in sustaining costs per gold ounce net of by-product credits(2)	$1,060	$925	$1,106	$892

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

5

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
Basis of Presentation

The quarterly and year-to-date results presented were prepared in accordance with IAS 34 using accounting policies consistent with IFRS. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Notes to the Company’s Consolidated Financial Statements for the years ended December 31, 2017 and 2016.

Q2 YTD 2018 vs. Q2 YTD 2017
The Company generated a loss of $22.4 million for Q2 YTD 2018 compared to earnings of $108.2 million for Q2 YTD 2017. The earnings for Q2 YTD 2018 were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the year from the mine compounded by care and maintenance costs of $18.4 million.

Revenues

During Q2 YTD 2018, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine. During Q2 YTD 2017 the Company sold 9.8 million silver ounces and 3,554 gold ounces at realized prices of $17.70 and $1,281 per ounce and 4,085 tonnes of lead and 5,568 tonnes of zinc at realized prices of $2,359 and $2,778 per tonne.

During Q2 YTD 2018, the Company sold 202.9 thousand ounces of gold in doré, at an average realized price of $1,315 per ounce compared to 222.6 thousand ounces of gold in doré at an average realized price of $1,222 per ounce during Q2 YTD 2017.

Total revenues decreased by approximately $193.5 million or 42% from $460.6 million to $267.1 million, net of treatment and refining charges during Q2 YTD 2018 when compared to Q2 YTD 2017. This change was due to approximately 9.8 million fewer ounces of silver in concentrate sold during Q2 YTD 2018 as a result of the suspension of mining operations at the Escobal mine offset by increased revenue from the gold operations with approximately 23 thousand fewer ounces sold at a realized price approximately $34 per ounce higher than Q2 YTD 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal mine care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $147.3 million for Q2 YTD 2018 compared to $189.6 million during Q2 YTD 2017. The decrease was primarily due to the suspension of mining operations at the Escobal mine.

Royalties

During Q2 YTD 2018, royalty expense was $2.0 million, comprised of nil in Guatemala and $2.0 million in Canada compared to $13.1 million in Q2 YTD 2017. This decrease of $11.1 million in royalty expense reflected the impact of reduced silver sales in concentrate of approximately 9.8 million ounces compared to Q2 YTD 2017.

Escobal mine care and maintenance

Escobal mine care and maintenance costs are required to maintain the Escobal mine during the temporary suspension. Such costs included environmental costs, salaries and legal fees, all of which form a component of total operating costs, and they amounted to $18.4 million for Q2 YTD 2018. There were no such costs in the comparative period.

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Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Depreciation and depletion

During Q2 YTD 2018, depreciation and depletion amounted to $72.1 million compared to $79.5 million in Q2 YTD 2017. This decrease of $7.4 million was primarily due to reduced depletion and depreciation from the Escobal mine.

Other operating expenses

Exploration expenses

Exploration expenses were $7.2 million during Q2 YTD 2018 compared to $10.1 million in Q2 YTD 2017. This $2.9 million decrease was the result of curtailing spending on exploration in Guatemala and timing of spend related to gold exploration efforts.

General and administrative expenses

General and administrative expenses were $25.5 million for Q2 YTD 2018 compared to $23.1 million for Q2 YTD 2017. This $2.4 million increase related primarily to an increase in salaries and benefits and professional and consulting fees.

Other expense

Interest Expense

Interest expense for Q2 YTD 2018 was $3.5 million compared to $1.7 million in Q2 YTD 2017. This increase reflects the additional interest expense related to drawing $75 million on the Second Amended and Restated Credit Facility during Q2 2018.

Net foreign exchange gain/loss

A foreign exchange loss of $0.1 million was recognized during Q2 YTD 2018, compared to a loss of $0.9 million recognized during Q2 YTD 2017. The $0.8 million change was the result of the appreciation and depreciation of foreign currencies against the USD, including $3.3 million related to the Canadian dollar, $(1.0) million related to the Guatemalan Quetzal and $(1.3) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q2 YTD 2018 was $13.7 million and income tax expense for Q2 YTD 2017 was $32.9 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine.

7

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2018	2018	2017	2017	2017	2017	2016	2016
Metal Sold
Silver (000’s ozs)	35	39	46	489	4,289	5,561	4,496	4,800
Gold (000’s ozs)	97.5	105.4	92.9	116.3	110.3	115.9	100.7	108.8
Lead (000’s t)	—	—	—	0.0	2.0	2.2	2.3	1.9
Zinc (000’s t)	—	—	—	0.0	2.8	2.8	2.8	2.7
Realized Price
Silver in concentrate (per oz)	$—	$—	$—	$18.12	$15.72	$19.22	$14.45	$20.64
Gold in doré (per oz)	$1,303	$1,323	$1,272	$1,266	$1,248	$1,201	$1,197	$1,321
Lead (per t)	$—	$—	$—	$—	$2,138	$2,588	$2,036	$2,204
Zinc (per t)	$—	$—	$—	$—	$2,601	$2,960	$2,872	$2,513
LBMA/LME Price(1)
Silver (per oz)	$16.53	$16.77	$16.73	$16.84	$17.21	$17.42	$17.19	$19.61
Gold (per oz)	$1,306	$1,330	$1,276	$1,278	$1,257	$1,219	$1,220	$1,335
Lead (per t)	$2,388	$2,523	$2,492	$2,334	$2,161	$2,278	$2,149	$1,873
Zinc (per t)	$3,112	$3,421	$3,236	$2,936	$2,596	$2,780	$2,517	$2,255
Revenues	$127,132	$139,942	$117,734	$155,201	$209,576	$251,046	$189,398	$234,721
Total operating costs	$113,855	$125,946	$122,997	$136,422	$135,291	$146,878	$141,552	$123,084
Earnings (loss) from operations	$13,277	$13,996	$(20,219)	$2,621	$56,975	$88,283	$31,466	$99,425
Earnings (loss)(2)	$(15,553)	$(6,862)	$(18,010)	$(8,380)	$33,487	$74,697	$315	$63,011
Earnings (loss) per common share
Basic	$(0.05)	$(0.02)	$(0.06)	$(0.03)	$0.11	$0.24	$0.00	$0.2
Diluted	$(0.05)	$(0.02)	$(0.06)	$(0.03)	$0.11	$0.24	$0.00	$0.2
Adjusted earnings (loss)(3)	$(15,107)	$(7,208)	$(17,678)	$(7,225)	$33,846	$75,069	$18,415	$65,657
Adjusted earnings (loss) per Common Share(3)
Basic	$(0.05)	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21
Diluted	$(0.05)	$(0.02)	$(0.06)	$(0.02)	$0.11	$0.24	$0.06	$0.21
Weighted average shares outstanding - Basic	313,253	313,193	313,193	313,152	312,787	311,948	311,653	311,407
Weighted average shares outstanding - Diluted	313,253	313,193	313,200	313,161	312,869	312,025	311,786	312,108
Dividends paid	$—	$—	$—	$6,252	$18,740	$18,695	$18,672	$18,654
Cash flow provided by operating activities	$18,201	$22,147	$18,081	$48,675	$96,068	$78,575	$107,021	$78,679
Cash flow provided by operating activities before changes in working capital	$31,842	$38,509	$23,988	$17,679	$99,446	$132,851	$74,669	$125,987
Cash and cash equivalents	$69,744	$53,632	$125,665	$182,072	$190,636	$175,397	$163,368	$142,426
Total assets (000'S)	$3,098	$3,036	$3,081	$3,128	$3,129	$3,093	$3,071	$3,033
Revolving Debt	$75,000	$—	$—	$—	$—	$—	$—	$—
Total non-current liabilities	$365,942	$293,241	$299,920	$315,979	$316,510	$340,202	$348,663	$276,180
Total cash costs net of by-product credits silver(3)	$—	$—	$—	$—	$6.73	$5.72	$6.48	$6.50
Total cash costs net of by-product credits gold(3)	$708	$793	$648	$747	$601	$574	$594	$625
All-in sustaining costs per ounce net of by-product credits silver(4)	$—	$—	$—	$—	$10.01	$8.11	$9.76	$8.68
All-in sustaining costs per ounce net of by-product credits gold(4)	$1,060	$1,158	$1,033	$1,088	$925	$860	$945	$974

8

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)
Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(3)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(4)	All-in sustaining costs net of by-product credits per gold ounce produced for Q3 2016 exclude the impact of $0.1 million in transaction costs related to the acquisition of Lake Shore Gold.

(5)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration programs.

Q2 2018 vs. Q2 2017

The Company generated a loss of $15.6 million in Q2 2018 compared to earnings of $33.5 million in Q2 2017. The earnings for Q2 2018 were negatively impacted by the cessation of mining activities at the Escobal mine which resulted in no material revenue for the quarter from the mine compounded by care and maintenance costs of $8.1 million.

Revenues

During Q2 2018, the Company generated no material revenues from concentrate sales due to the on-going suspension of operations at the Escobal mine. During Q2 2017, the Company sold 4.2 million silver ounces in concentrate at an average realized price of $15.72, 1.6 thousand gold ounces in concentrate at a realized price of $1,248 and 2.0 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,138 and $2,601 per tonne, respectively.

During Q2 2018, the Company sold 97.5 thousand ounces of gold in doré, at an average realized price of $1,303 per ounce compared to 108.6 thousand ounces of gold in doré at an average realized price of $1,248 per ounce during Q2 2017.

Total revenues decreased by approximately $82.4 million or 39% from $209.6 million to $127.1 million, net of treatment and refining charges during Q2 2018 when compared to Q2 2017. This change was the result of approximately 4.2 million fewer ounces of silver in concentrate sold during the quarter as a result of the suspension of mining operations at the Escobal mine, coupled with decreased revenue from the gold operations with approximately 12 thousand fewer ounces sold at a realized price approximately $55 per ounce higher than Q2 2017.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal mine care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $69.7 million for Q2 2018 compared to $92.2 million during Q2 2017. This decrease was primarily due to the suspension of mining operations at the Escobal mine.

Royalties

During Q2 2018, royalty expense was $1.1 million related to the Timmins Mines compared to $5.5 million in Q2 2017. This decrease reflected the impact of reduced silver sales in concentrate of approximately 4.2 million ounces compared to Q2 2017.

Escobal mine care and maintenance

Escobal mine care and maintenance costsare required to maintain the Escobal mine during the temporary suspension. Such costs included environmental costs, salaries and legal fees, all of which form a

9

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

component of total operating costs, and they amounted to $8.1 million for Q2 2018. There were no such costs in the comparative period.

Depreciation and depletion

During Q2 2018, depreciation and depletion amounted to $35.1 million compared to $37.6 million in Q2 2017. This decrease of $2.5 million was primarily due to reduced depletion and depreciation from the Escobal mine offset by increased depletion and depreciation in Peru.

Other operating expenses

Exploration expenses

Exploration expenses were $4.4 million for Q2 2018 compared to $5.9 million in Q2 2017. This $1.5 million decrease was the result of curtailing spending on exploration in Guatemala and timing of spend related to gold exploration efforts.

General and administrative expenses

General and administrative expenses were $13.7 million for Q2 2018 compared to $11.4 million for Q2 2017. This $2.3 million increase related primarily to an increase in salaries and benefits due to the retirement of two management personnel, including the President and CEO, timing of share-based compensation and professional and consulting fees.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.4 million was recognized during Q2 2018, compared to a loss of $0.4 million recognized during Q2 2017. Although the foreign exchange loss remained consistent, the Company experienced appreciation and depreciation of foreign currencies against the USD including $1.8 million related to the Canadian dollar, $(0.8) million related to the Guatemalan Quetzal and $(1.0) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q2 2018 was $8.8 million. Income tax expense for Q2 2017 was $21.7 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine offset by increased income tax expense in Peru.

10

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q2 2018 AND Q2 2017

Selected quarterly segmented operational information from continuing operations for Q2 2018 and Q2 2017 was as follows:

	Q2 2018/Q2 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$—	$48,241	$28,150	$50,741	$127,132
	$73,416	$56,741	$25,801	$53,618	$209,576
Silver produced (000’s ozs)	—	5	25	5	35
	4,078	7	31	5	4,121
Gold produced (000’s ozs)	—	36	24	42	103
	2	48	21	41	112
Silver sold (000’s ozs)	—	6	24	5	35
	4,247	5	31	5	4,288
Gold sold (000's ozs)	—	37	21	39	97
	2	46	20	43	110
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$15.72	$—	$—	$—	$15.72
Gold	$—	$1,296	$1,315	$1,303	$1,303
	$1,248	$1,241	$1,251	$1,255	$1,248
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.73	$—	$—	$—	$6.73
Total cash costs net of by-product credits gold	$—	$680	$678	$750	$708
	$—	$579	$590	$633	$601
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$10.01	$—	$—	$—	$10.01
All-in sustaining costs net of by-product credits gold	$—	$1,039	$1,036	$1,092	$1,060
	$—	$789	$1,020	$1,032	$925

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

11

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2018 AND Q2 YTD 2017

Selected segmented operational information from continuing operations for Q2 YTD 2018 and Q2 YTD 2017 was as follows:

	Q2 YTD 2018/Q2 YTD 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues	$(7)	$112,707	$53,274	$101,100	$267,074
	$186,523	$115,775	$45,250	$113,074	$460,622
Silver produced (000’s ozs)	—	11	49	9	69
	9,692	14	65	11	9,782
Gold produced (000’s ozs)	—	79	43	72	193
	4	101	41	85	231
Silver sold (000’s ozs)	—	16	48	9	74
	9,773	13	58	11	9,855
Gold sold (000's ozs)	—	86	40	77	203
	4	95	36	92	226
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$17.70	$—	$—	$—	$17.70
Gold	$—	$1,309	$1,321	$1,314	$1,315
	$1,281	$1,218	$1,232	$1,206	$1,222
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.15	$—	$—	$—	$6.15
Total cash costs net of by-product credits gold	$—	$647	$706	$883	$748
	$—	$544	$587	$639	$587
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.91	$—	$—	$—	$8.91
All-in sustaining costs net of by-product credits gold	$—	$941	$1,103	$1,289	$1,106
	$—	$733	$949	$1,052	$892

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

12

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Tonnes Milled (000’s)	—	298	—	688
Average Tonnes Milled (tpd)	—	3,273	—	3,799
Average Metal Grades
Silver (g/t)	—	490	—	507
Gold (g/t)	—	0.32	—	0.33
Lead	—%	0.76%	—%	0.71%
Zinc	—%	1.25%	—%	1.16%
Average Metal Recovery(1)
Silver	—%	87%	—%	86%
Gold	—%	60%	—%	60%
Lead	—%	87%	—%	86%
Zinc	—%	78%	—%	76%
Recovered Metal(2)
Silver Ounces (000’s)	—	4,078	—	9,692
Gold Ounces(000’s)	—	1.9	—	4.3
Lead Tonnes (000’s)	—	2.0	—	4.2
Zinc Tonnes (000’s)	—	2.9	—	6.1
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$—	$10.07	$—	$9.22
Total cash costs per ounce net of by-product credits	$—	$6.73	$—	$6.15
All-in sustaining costs per ounce net of by-product credits	$—	$10.01	$—	$8.91
Capital Expenditures	$206	$9,147	$1,670	$19,062
Sustaining Capital	$206	$9,147	$1,670	$19,062
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)
Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this MD&A and include a reconciliation to total operating costs from the Company's interim financial statements.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations have been temporarily suspended while the Constitutional Court reviews the September 10, 2017 ruling of the Supreme Court. Additionally, the roadblock at Casillas prevents access of supplies into and concentrate out of the mine. The Company's expired export credential is pending renewal and reissue by MEM. During normal operations, underground longhole stoping methods are utilized to mine the intermediate sulfidation silver-gold-lead-zinc mineralization at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.

Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2018 totaled 24.7 million tonnes at an average silver grade of 334 grams per tonne (“g/t”) containing 264 million ounces of silver, with significant quantities of gold and base metals.

13

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
In Q2 2018 there were no concentrate sales and no revenue was generated at mine operating costs of $9.0 million, including care and maintenance, resulting in a mine operating loss of $9.0 million. Concentrate sales for Q2 2017 generated $73.4 million in revenues at operating costs of $42.4 million resulting in mine operating earnings of $31.0 million. Results for the period reflect the impact of the suspension of mining operations. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs.

In Q2 YTD 2018 there were no concentrate sales and no revenue was generated at mine operating costs of $20.2 million, including care and maintenance, resulting in a mine operating loss of $20.2 million. Concentrate sales for Q2 YTD 2017 generated $186.5 million in revenues at operating costs of $95.9 million resulting in mine operating earnings of $90.7 million. Results for the period reflect the impact of the suspension of mining operations. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs.

During 2018 the Escobal mine work force was reduced by approximately 50% in response to continued suspension of operations. The Company will seek to rehire a majority of those terminated when operations resume.

Due to the suspension of mining operations, total cash costs net of by-product credits for Q2 2018 and Q2 YTD 2018 were nil compared to $6.73 per ounce and $6.15 per ounce for Q2 2017 and Q2 YTD 2017, respectively. All-in sustaining costs for Q2 2018 and Q2 YTD 2018 were nil per ounce compared to $10.01 and $8.91 per ounce in Q2 2017 and Q2 YTD 2017, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Due to the continuing blockade in Casillas, ongoing disputes on the suspension of the mining license and the failure by MEM to reissue the annual export credential prior to its expiration, the Escobal mine remained on care and maintenance in the second quarter 2018. There was no ore production, development or paste fill operations during this time. Activities in the mine operations department focused on some minor mine rehabilitation, care and maintenance and planning for future operational logistics and efficiencies. Care and maintenance activities included roads, pumps, main fans and electrical maintenance.

Operations have prepared detailed start-up plans for re-hiring, safety orientation and resuming production following receipt of a positive resolution from the Constitutional Court.
Mill performance
No ore was milled during Q2 2018. There are approximately nine thousand tonnes of crushed ore held in the fine ore storage and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.
Capital projects
No major capital projects were underway during the quarter.

14

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Tonnes Ore Mined (000’s)	2,875	3,187	5,855	6,600
Strip Ratio	2.0	1.9	1.9	2.0
Tonnes Placed on Pads(1) (000’s)	2,933	3,199	5,923	6,612
Average Gold Grade(g/t)	0.45	0.46	0.49	0.50
Gold Ounces Placed on Pads (000’s)	43	48	93	105
Gold Ounces Recovered (000’s)	36	48	79	101
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$682	$581	$651	$546
Total cash costs per ounce net of by-product credits	$680	$579	$647	$544
All-in sustaining costs per ounce net of by-product credits	$1,039	$789	$941	$733
Capital Expenditures(3)	$8,686	$6,414	$14,887	$12,319
Sustaining Capital	$8,686	$6,414	$14,887	$12,319
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena II.
(4) Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders.
During Q2 2018 the Company resolved the 13 day labor strike at the La Arena mine. Production was not materially impacted during this period.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2018 totaled 44.0 million tonnes at an average gold grade of 0.40 g/t containing 568 thousand ounces of gold.
Financial and cost per ounce overview
Q2 2018 gold sales generated $48.2 million in revenues at mine operating costs of $36.5 million resulting in mine operating earnings of $11.7 million. Q2 2017 gold sales generated $56.7 million in revenues at mine operating costs of $33.8 million resulting in mine operating earnings of $23.0 million.

Total cash costs net of by-product credits for Q2 2018 were $680 per ounce compared to $578 per ounce for Q2 2017, an increase of $102 per ounce, or 18%. All-in sustaining costs for Q2 2018 were $1,039 per ounce compared to $789 per ounce for Q2 2017, an increase of $250 per ounce, or 32%. These per ounce metrics were elevated due mainly to the production of 12 thousand fewer ounces in Q2 2018 driven by approximately 8% fewer tonnes being placed on the leach pad and higher sustaining capital expenditures compared to the prior period.

15

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2018 gold sales generated $112.7 million in revenues at mine operating costs of $80.1 million resulting in mine operating earnings of $32.6 million. Q2 YTD 2017 gold sales generated $115.8 million in revenues at mine operating costs of $65.3 million resulting in mine operating earnings of $50.4 million.

Total cash costs net of by-product credits for Q2 YTD 2018 were $647 per ounce compared to $544 per ounce for Q2 2017, an increase of $103 per ounce, or 19%. All-in sustaining costs for Q2 YTD 2018 were $941 per ounce compared to $733 per ounce for Q2 YTD 2017, an increase of $208 per ounce, or 28%. These per ounce metrics were elevated due mainly to the production of 22 thousand fewer ounces in Q2 YTD 2018 driven by approximately 10% fewer tonnes being placed on the leach pad and higher sustaining capital expenditures compared to the prior period. In Q2 YTD 2017 the Company made a one-time adjustment of 6.6 thousand ounces which increased production by including in-carbon gold inventory as well as gold poured in doré.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Calaorco pit totaled 2.9 million tonnes of ore at an average strip ratio of 2.0 during Q2 2018. The average gold grades of 0.49 g/t containing 42.9 thousand gold ounces were placed on the leach pads during Q2 2018.

Mining operations continue to be focused in the Phase 4 and Phase 5 areas of the Calaorco pit. Ore is currently being produced from these two phases.
Adsorption, desorption and refining process plant
The average area under irrigation for Q2 2018 was 13.3 hectares. The pregnant solution from the leaching process reports to the adsorption, desorption and regeneration process plant, which performed well. The La Arena plant recovered 37.6 thousand ounces of gold during Q2 2018. The apparent recovery of gold for this quarter was 84.3% and project to date recovery of ounces placed continued to be approximately 86%.
Capital Projects
Construction of leach pad 4C continued in Q2 2018 as planned in support of life of mine operations and is expected to be completed in Q4 2019. Work continued on development of Phase 3B of Waste Dump 2. Additional lands were purchased to allow the expansion of Waste Dump 2 and for water treatment facilities.

16

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Tonnes Ore Mined (000’s)	1,716	1,520	2,897	2,875
Strip Ratio	1.0	1.2	1.2	1.0
Tonnes Placed on Pads(1) (000’s)	1,556	1,327	2,978	2,316
Average Gold Grade(g/t)	0.62	0.65	0.61	0.64
Gold Ounces Placed on Pads (000’s)	31	28	59	48
Gold Ounces Recovered (000’s)	24	21	43	41
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$694	$616	$725	$611
Total cash costs per ounce net of by-product credits	$678	$591	$706	$587
All-in sustaining costs per ounce net of by-product credits	$1,036	$1,020	$1,103	$949
Capital Expenditures	$41,040	$16,712	$66,057	$25,031
Sustaining Capital	$5,569	$4,870	$10,646	$7,523
Non-Sustaining Capital	$35,471	$11,842	$55,411	$17,508

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.

Property overview
The Shahuindo mine is located in the province of Cajabamba in northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. In Q2 2018 80% of the ore place onto the leach pads was truck dumped run-of-mine (ROM) and 20% was processed through the crushing and agglomeration circuit. As the mine continues to develop, and ore body knowledge and operating experience is gained, ore characteristics are continually assessed to determine amenability for ROM versus processing through crushing and agglomeration. Metal recovery is by carbon-in-column adsorption-desorption-regeneration processes which produce a gold-rich doré for sale to international bullion banks and traders. The mine is currently operating at a rate of 17,000 tpd and scheduled to increase to 36,000 tpd by the end of 2018, using a combination of ROM and crushing & agglomeration to process the ore (see also “Future Developments - 2018 guidance” section in this MD&A and “Capital Projects” below).

Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2018 totaled 127.8 million tonnes at an average gold grade of 0.46 g/t containing 1.9 million ounces of gold.
Financial and cost per ounce overview
Q2 2018 gold sales generated $28.2 million in revenues at mine operating costs of $20.4 million resulting in mine operating earnings of $7.8 million. Gold sales generated $25.8 million in revenues at mine operating costs of $17.7 million resulting in mine operating earnings of $8.1 million for Q2 2017.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q2 2018 were $678 and $1,036 per ounce, respectively, compared to $591 and $1,020 for Q2 2017, respectively. The increase in total cash costs net of by-product credits of 15% and all-in sustaining costs net of by-product credits of 2% was primarily the result of mining and placing on the leach pads approximately 200 thousand more tonnes at a grade that was 0.03 g/t lower than the comparative period which increased the total cash cost net of by-product credits offset by lower exploration expenditures compared to the prior year.

17

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q2 YTD 2018 gold sales generated $53.3 million in revenues at mine operating costs of $40.8 million resulting in mine operating earnings of $12.4 million. Gold sales generated $45.3 million in revenues at mine operating costs of $35.1 million resulting in mine operating earnings of $10.2 million for Q2 YTD 2017.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q2 YTD 2018 were $706 and $1,103 per ounce, respectively, compared to $587 and $949 for Q2 YTD 2017, respectively. The increase in total cash costs net of by-product credits of 20% and all-in sustaining costs net of by-product credits of 16% was primarily the result of placing on the leach pads approximately 700 thousand more tonnes at a grade that was 0.03 g/t lower than the comparative period which increased the total cash cost net of by-product credits offset by lower exploration expenditures compared to the prior year.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.7 million tonnes of ore at an average strip ratio of 1.0 during Q2 2018. The average gold grades of 0.62 g/t containing 31.2 thousand gold ounces were placed on the leach pad during the same period.
Adsorption, desorption and refining process plant
The Shahuindo plant recovered 24.5 thousand ounces and 42.7 thousand ounces of gold during Q2 2018 and Q2 YTD 2018, respectively. Primary leaching was focused on Pad 2A which resulted in faster than expected leaching cycles attributable to the optimized coarse/fine ore blending. The average area under leach was approximately 10.4 hectares during the second quarter of 2018. The apparent recovery of gold for this quarter was 78.4%. While higher than average for the current operations, it was within the expected range and reflects increasing contribution from crushed and agglomerated ore.
Capital projects
Construction of leach Pad 2B continued in Q2 2018 as planned. The first 5 hectares of Pad 2B were ready for ore placement in Q2 2018 and the final 17 hectares are anticipated to be ready for ore placement in Q3 2018 as scheduled.

Detailed engineering of the 24,000 tpd circuit is significantly advanced, and construction was focused on civil works during the quarter. Procurement of critical items is substantially complete. Commissioning of the full 36,000 tpd plant continues to be expected in the last quarter 2018.

Expansion of the adsorption, desorption and refining (ADR) process plant is 84% complete. Estimated completion of the ADR expansion is Q3 2018.

Progress on the electrical substation and the electrical transmission line for the Shahuindo Expansion project continued during Q2 2018. Construction will continue with the transmission lines (220 kV and 22.9 kV) expected to be energized in the fourth quarter. During the quarter negotiations to transfer the electrical substation to the concessionaire as required by Peruvian regulations advanced.

The permit for additional water capacity developed in Q4 2017 was received in early July and will be available for production ramp up to 36,000 tpd by the end of 2018.
The Shahuindo Expansion project remains within original guidance. The Shahuindo Expansion includes the 36,000 tpd crushing and agglomeration ("C&A") circuit (with estimated capital guidance of $80 million) as well as the expansion of the ADR plant to 36,000 tpd, the installation of a 220kV transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, of which $120.8 million has been spent through June 30, 2018 ($34.3 million in Q2 2018) with an additional $23.2 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion guidance is expected to be spent for the secondary projects in 2019.

18

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Tonnes Ore Mined (000’s)	357	349	647	682
Tonnes Ore Milled (000’s)	357	356	648	673
Average Tonnes Milled (tpd)	3,921	3,908	3,579	3,716
Average Gold Grade(g/t)	3.81	3.75	3.61	4.08
Gold Ounces Recovered (000’s)	42	41	72	85
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$752	$634	$886	$641
Total cash costs per ounce net of by-product credits	$750	$632	$883	$639
All-in sustaining costs per ounce net of by-product credits	$1,092	$1,032	$1,289	$1,051
Capital Expenditures	$26,893	$31,357	$54,380	$55,772
Sustaining Capital	$10,601	$11,850	$21,891	$26,436
Non-Sustaining Capital	$16,292	$19,507	$32,489	$29,336

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Numbers may not calculate due to rounding.

Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 1,100 tpd. Ore is processed at the Bell Creek mill.
Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2018 totaled 2.4 million tonnes at an average gold grade of 4.1 g/t containing 315 thousand ounces of gold.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2,900 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2018 totaled 6.5 million tonnes at an average gold grade of 3.2 g/t containing 654 thousand ounces of gold.
Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

19

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
Q2 2018 gold sales generated $50.7 million in revenues at mine operating costs of $47.9 million resulting in mine operating earnings of $2.8 million. Gold sales generated $53.6 million in revenues at mine operating costs of $41.4 million resulting in mine operating earnings of $12.2 million during Q2 2017.

Total cash costs net of by-product credits for Q2 2018 were $750 per ounce compared to $632 per ounce for Q2 2017. All-in sustaining costs for Q2 2018 were $1,092 per ounce compared to $1,032 per ounce during Q2 2017. The increase in total cash costs net of by-product credits of $118 per ounce or 19% was the result of increased operating costs due to a higher proportion of expensed development and longer haulage as more production came from the 144 Gap zone resulting in increased total cash costs from the comparative period of $128 per ounce. This increase was offset by a $10 per ounce reduction in total cash costs net of by-product credits due to the production of approximately 600 more ounces during Q2 2018 when compared to Q2 2017.

Q2 YTD 2018 gold sales generated $101.1 million in revenues at mine operating costs of $98.7 million, resulting in mine operating earnings of $2.4 million. Gold sales generated $113.1 million in revenues at mine operating costs of $85.9 million resulting in mine operating earnings of $27.2 million during Q2 YTD 2017.

Total cash costs net of by-product credits for Q2 YTD 2018 were $883 per ounce compared to $639 per ounce for Q2 YTD 2017. All-in sustaining costs for Q2 YTD 2018 were $1,289 per ounce compared to $1,051 per ounce during Q2 YTD 2017. The increase in total cash costs net of by-product credits of $244 per ounce or 38% was driven by the Timmins mines producing approximately 13 thousand fewer ounces than in the comparative period. This negatively impacted costs by approximately $136 per ounce. Additionally, the Timmins mines experienced increased operating costs due to a higher proportion of expensed development and longer haulage as more production came from the 144 Gap zone which accounted for the remaining $108 per ounce increase.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continued to advance in support of the life-of-mine production schedule, with approximately 3,592 metres of development completed in Q2 2018. Infill and definition drilling for the same period at the Bell Creek mine totaled 15,103 metres. As in Q1 2018, expensed development was significantly increased compared to Q2 2017 in preparation to ramp up to 1,800 tonnes per day by the end of the year.
The Bell Creek mine delivered 115 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q2 2018.
Timmins West
Underground ramp and sublevel development continued to advance in support of the life-of-mine production schedule, with approximately 2,288 metres of development completed in Q2 2018. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling of 20,487 metres was completed at the Timmins West mine in Q2 2018 to enhance Mineral Resource and Mineral Reserve definition.
The Timmins West mine delivered approximately 243 thousand tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q2 2018.
Mill processing
Mill operations averaged a record 3,921 tpd in Q2 2018. Once the Bell Creek shaft project is completed and production from the mine ramps up, management estimates that the mill will be able to achieve sustainable average throughput of approximately 4,400 tpd. The mill processed a total of 0.36 million tonnes with an average gold feed grade of 3.8 g/t recovering 42.0 thousand gold ounces in Q2 2018. Process recovery was an average of 96% for the three and six month period.

20

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Capital projects
The Bell Creek shaft project continues to progress well. The overall construction is expected to be complete by early Q4 2018 with the final commissioning through the end of the year. All shaft excavation is now complete. Construction activities underground are progressing in the 1040m loading pocket, conveyor gallery and ore/waste chute installations and at both 1000m dump stations. Surface construction continued with the headframe and majority of structural steel work substantially complete.

The shaft project is estimated to be within 5% of the original $80 million guidance. Approximately $71.4 million has been spent through June 30, 2018 ($10.9 million spent in Q2 2018). Of the remaining amount, the Company has made $5 million in project commitments.

PROJECTS
La Arena II
La Arena II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing La Arena Mine oxide gold deposit in Peru. The Preliminary Economic Assessment (“PEA”) of the La Arena II project issued by the Company in February 2018 reported Measured and Indicated Mineral Resources of 742 million tonnes containing 5.8 billion pounds of copper and 5.6 million ounces of gold at average grades of 0.35% copper and 0.24 g/t gold. Inferred Mineral Resources totaled 92 million tonnes containing 349 million pounds of copper and 683 thousand ounces of gold at average grades of 0.17% copper and 0.23 g/t gold.
Mineral Resources contained within a designed pit totaled 686 million tonnes containing 5.2 billion pounds of copper and 5.4 million ounces of gold at average grades of 0.38% copper and 0.25 g/t gold, of which 92% are Measured or Indicated Mineral Resources. Average annual metal recovered to concentrate or doré is estimated at 207 million pounds of copper and 150 thousand ounces of gold over a 21 year mine life, with an additional 115 million pounds of copper and 226 thousand ounces of gold produced during the pre-production and commissioning period. Total metal recovered to concentrate over the LOM is estimated to be 4.5 billion pounds of copper and 2.8 million ounces of gold, with an additional 575 thousand ounces of gold recovered in doré.
The PEA estimates capital costs of $1.36 billion for project capital (net of pre-operating credits) and $1.09 billion for sustaining capital over the life-of-mine. Average annual after-tax cash flows of $273 million are predicted, along with an after-tax net present value at an 8% discount rate of $824 million, and an internal rate of return of 14.7% with a payback period of 4.6 years.
The NI 43-101 technical report for the La Arena II PEA, which includes an update of the existing La Arena Mine, is available on the Company's website at www.tahoeresources.com and on SEDAR at www.sedar.com. Tahoe expects to continue its evaluation of La Arena II with the intent of advancing it to the prefeasibility or feasibility stage. The timeline and estimated capital required to advance the project to the next stage are under review. The project will be evaluated in the context of existing operations and pipeline opportunities with the intention of progressing it responsibly in order to maximize value for Tahoe’s shareholders.
NI 43-101 required disclosure: Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The La Arena II PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized.
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.
No drilling was completed at the property in Q2 2018. Prior year drill results have been incorporated into a new geological model and a new block model is being developed utilizing internal resources.
Metallurgical test work including gravity and gravity tailings cyanidation previously performed is being evaluated internally.

21

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

EXPLORATION
Guatemala
No exploration drilling was conducted at Escobal during 2018. Underground exploration drilling is planned to resume once mine operations re-commence. Guatemala exploration expenditures totaled nil and nil during Q2 2018 and Q2 YTD 2018, respectively. (Q2 2017 and Q2 YTD 2017: $0.3 million and $0.5 million).
Peru
Exploration activity in Peru during Q2 2018 concentrated on drilling outlying targets north and east of the Shahuindo mine and drilling the deep oxide zone below the existing La Arena LOM pit. In addition, early-stage exploration advanced on regional targets surrounding both the La Arena and Shahuindo resource areas.
Exploration at Shahuindo during Q2 2018 totaled 15 holes for 2,972 metres focused on the Azules target in the North Corridor 1.5 km north of Shahuindo and the La Cantera and Cerro Redondo zones peripheral to the east portion of the Shahuindo pit. In addition, reconnaissance mapping and other field studies continued throughout the North Corridor and other areas surrounding the Shahuindo mine.
At La Arena, drilling the deep oxide zone below the Calaorco pit (La Arena Phase VIII) has been completed with two drills completing seven holes for 2,098 metres during Q2 2018. Field mapping and sampling continued at the Agua Blanca project east of La Arena.
Peru exploration expenditures totaled $1.2 million and $2.4 million during Q2 2018 and Q2 YTD 2018, respectively. (Q2 2017 and Q2 YTD 2017: $2.6 million and $4.0 million, respectively).
Canada
In Canada a total of 33,391 metres and 53,671 metres of exploration drilling was completed throughout the region during Q2 2018 and Q2 YTD 2018, respectively. Expensed exploration expenditures totaled $3.2 million and $4.7 million during Q2 2018 and Q2 YTD 2018, respectively. (Q2 2017 and Q2 YTD 2017: $3.0 million and $5.5 million, respectively).
Timmins West Complex
Exploration in the Timmins West Complex in Q2 2018 included drilling at the Timmins West Mine and Gold River Project areas.
Exploration at the Timmins West Mine included two underground holes for 1,017 metres (3,096 metres YTD) to test for potential new mineralized trends north and west of the Thunder Creek and 144 Gap Deposits. Exploration at the Gold River Trend Project included 39 surface holes for 26,728 metres (40,598 metres YTD) of infill-definition and extensional drilling. In addition a total of 11 metallurgical and geotechnical samples have been collected and are at various stages of analytical testing. Drilling continues in both areas as results are analyzed and interpreted.
Bell Creek Complex
Exploration at the Bell Creek Complex in Q2 2018 included 11 underground holes for 2,709 metres (7,040 metres YTD) to test the strike and depth extensions of the NA, NA2 and HW6 zones from underground drill stations. Geologic interpretation continues on recent results while deeper drilling is planned in Q3 2018.
No surface exploration drilling was carried out at the Bell Creek Complex in Q2 2018.
Whitney Project
The Whitney project is currently a joint venture project covering the historic Hallnor and Broulan Reef Mine properties in which the Company is operator.
Recent work included continued evaluation of various underground and open pit mining scenarios. No drilling was completed at the property in Q2 2018.
Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins.

22

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Work in Q2 2018 continued to focus on refinement of the geological model, gold mineralogical and characterization studies, examination of new exploration targets, and planning and initiation of a new surface drill program which began in May.
Drilling in in the quarter included 2,283 metres of exploration drilling in seven holes which were designed to extend existing mineralization along strike. Additional drilling is planned in Q3 2018 to test secondary exploration targets and collect metallurgical samples.
CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
Q2 2018 vs. Q2 2017
Net cash provided by operating activities totaled $18.2 million for Q2 2018, compared to $96.1 million for Q2 2017. Cash provided by operating activities before changes in working capital was $31.8 million during Q2 2018, compared to $99.4 million during Q2 2017. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $67.6 million and $77.9 million, respectively, were primarily due to the reduced sales in Q2 2018 as compared to Q2 2017 resulting from the suspension of mining operations at the Escobal mine.

Investing activities consisted of additions to property, plant, and equipment of $74.4 million during Q2 2018, compared to $63.4 million during Q2 2017. Investment activities included on-going leach pad and waste dump construction at the La Arena and Shahuindo mines, development of the Bell Creek shaft project, resource infill and stope definition drilling at the Timmins mines and various construction including the Shahuindo Expansion.

Financing activities resulted in a cash inflow of $71.7 million during Q2 2018 compared to a cash outflow of $18.4 million during Q2 2017. The Q2 2018 inflow was primarily due to the $75.0 million cash draw on the revolving credit facility, offset by a $0.2 million payment of financing fees, $1.7 million in interest paid and $1.9 million in payments on the finance leases. The Q2 2017 cash outflow was primarily due to $15.5 million cash payment of dividends, $2.5 million in payments on the finance leases and $0.5 million in interest and financing fees paid which were offset by $0.2 million in proceeds from the issuance of common shares on exercise of share options.
Q2 YTD 2018 vs. Q2 YTD 2017
Net cash provided by operating activities totaled $40.3 million for Q2 YTD 2018, compared to $174.6 million for Q2 YTD 2017. Cash provided by operating activities before changes in working capital was $70.4 million during Q2 YTD 2018, compared to $232.3 million during Q2 YTD 2017. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $161.9 million and $134.3 million , respectively, were primarily due to the reduced sales in Q2 YTD 2018 as compared to Q2 YTD 2017 resulting from the suspension of mining operations at the Escobal mine.

Investing activities consisted of additions to property, plant, and equipment of $130.6 million during Q2 YTD 2018, compared to $111.6 million during Q2 YTD 2017. Investment activities included on-going leach pad and waste dump construction at the La Arena and Shahuindo mines, development of the Bell Creek shaft project, resource infill and stope definition drilling at the Timmins mines and various construction including the Shahuindo Expansion.

Financing activities resulted in a cash inflow of $33.3 million during Q2 YTD 2018 compared to a cash outflow of $36.2 million during Q2 YTD 2017. The Q2 YTD 2018 inflow was primarily due to the $75.0 million cash draw on the revolving credit facility offset by the repayment of $35.0 million debt upon the amendment of the revolving credit facility during Q1 2018, $2.9 million in interest paid and $3.9 million in payments on the finance leases. The Q2 YTD 2017 cash outflow was primarily due to $30.3 million cash payment of dividends, $5.1 million in payments on the finance leases and $1.4 million in interest and financing fees paid which were offset by $0.9 million in proceeds from the issuance of common shares on exercise of share options.

23

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2017. It is the opinion of management, based on the Company’s current liquidity position, continued steady state gold operations and metals sales, and access to its Second Amended and Restated Revolving Credit Facility that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations and existing capital projects. The Company may consider alternative financing arrangements to meet its strategic needs and has a $175 million revolving credit facility in place to further mitigate liquidity risk, of which $75 million was drawn as of August 1, 2018. Refer to the “Debt Facilities” section of this MD&A for further information.
The Company’s capital consists of the following:

	June 30, 2018	December 31, 2017
Equity	$2,606,520	$2,624,888
Debt	75,000	35,000
Lease obligations	3,726	7,754
	2,685,246	2,667,642
Cash and cash equivalents	(69,744)	(125,665)
Restricted cash	(4,106)	(5,124)
	$2,611,396	$2,536,853
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q2 YTD 2018, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and incorporated by reference herein.

DEBT FACILITIES
Revolving credit facility
On February 20, 2018 the Company announced the closing of its Second Amended and Restated Revolving Facility with its bank syndicate for a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The revised facility matures on July 19, 2021. The Second Amended and Restated Revolving Facility is structured on the strength of Tahoe’s gold business alone, and access to the facility does not rely on the operation of the Escobal mine.

The facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25%, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5063% and 0.7313%.

As of June 30, 2018, the Company had drawn $75 million of these credit facility and continues to have access to the remaining $100 million undrawn portion and $25 million accordion feature.
The Company was in compliance with all covenants associated with the Second Amended and Restated Revolving Facility.

COMMITMENTS AND CONTINGENCIES
Other than the repayment of $35 million in debt in February 2018 and the draw of $75 million during Q2 2018 of the Second Amended and Restated Revolving Facility, there have been no significant changes to the

24

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Company’s undiscounted commitments during Q2 YTD 2018. For details, please refer to the Company’s MD&A for the years ended December 31, 2017 and 2016.
Off balance sheet arrangements
The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset. There have been no material changes in reclamation and closure costs from the amounts disclosed in the MD&A for the year ended December 31, 2017 and dated February 22, 2018.

ASSET VALUATION

On July 5, 2017 the Company received notice of a temporary suspension of the Escobal mining license, in response to which the Company immediately commenced legal actions to restore its license. Given the current temporary nature of the suspension, the restoration of the license and the ongoing legal appeals, the Company determined that the Escobal assets have not been impaired. During Q2 2018, there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets.

OUTSTANDING SHARE DATA

As at August 1, 2018, the Company had 313,310,736 issued and outstanding common shares, 3,749,392 issued and outstanding options, 440,010 issued and outstanding deferred share awards and 471,800 issued and outstanding performance share awards.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2018
The Company has evaluated the new and revised IFRS standards and has determined that there was no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the notes to the interim financial statements.
Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q2 2018, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the notes to the interim financial statements.

25

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Reserves and Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s Management Discussion & Analysis dated December 31, 2017. During the Q2 2018, there have been no changes to these critical accounting estimates other than as disclosed in the Company’s interim financial statements.
NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from the Escobal mine and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.

26

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Earnings (loss)	$(15,553)	$33,487	$(22,415)	$108,183
Unrealized foreign exchange loss (gain)	446	359	100	731
Adjusted earnings (loss)	$(15,107)	$33,846	$(22,315)	$108,914

Weighted average common shares outstanding
Basic (000’s)	313,253	312,787	313,222	312,430
Diluted (000’s)	313,253	312,869	313,222	312,510
Adjusted earnings (loss) per share
Basic	$(0.05)	$0.11	$(0.07)	$0.35
Diluted	$(0.05)	$0.11	$(0.07)	$0.35

Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

27

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Total operating costs (cost of sales)(1)	$—	$42,369	$—	$95,854
Depreciation and depletion	—	(14,451)	—	(29,052)
Change in product inventory	—	6,189	—	6,329
Treatment and refining charges	—	6,934	—	16,205
Total cash costs before by-product credits	$—	$41,041	$—	$89,336
By-product credits(2)		(13,590)		(29,740)
Total cash costs net of by-product credits	$—	$27,451	$—	$59,596
Silver ounces sold in concentrate (000’s)	—	4,247	—	9,773
Silver ounces produced in concentrate (000’s)	—	4,078	—	9,692
Total operating costs (cost of sales) per ounce sold	$—	$9.98	$—	$9.81
Total cash costs per ounce produced before by-product credits	$—	$10.06	$—	$9.22
Total cash costs per ounce produced net of by-product credits	$—	$6.73	$—	$6.15

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q2 2018				Q2 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,619	$1,248	$2,021	$0.50
Lead Tonnes	—	—	—	—	2,026	$2,147	$4,350	$0.95
Zinc Tonnes	—	—	—	—	2,767	$2,609	$7,219	$1.48

	Q2 YTD 2018				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	3,554	$1,281	$4,555	$0.47
Lead Tonnes	—	—	—	—	4,085	$2,369	$6,979	$1.00
Zinc Tonnes	—	—	—	—	5,568	$2,785	$15,508	$1.60

(3) Numbers in tables may not calculate due to rounding.

28

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q2 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$36,499	$20,380	$47,944	$104,823
Depreciation and depletion	(13,365)	(4,461)	(16,235)	(34,061)
Change in product inventory	1,316	962	(181)	2,097
Smelting and refining charges	191	96	36	323
Total cash costs before by-product credits	24,641	16,977	31,564	73,182
Silver credit(2)	(79)	(392)	(89)	(560)
Total cash costs net of by-product credits	24,562	16,585	31,475	72,622
Gold ounces sold (000’s)	37.4	21.2	38.9	97.5
Gold ounces produced (000’s)	36.1	24.5	42.0	102.6
Total operating costs (cost of sales) per ounce sold	$975	$963	$1,232	$1,075
Total cash costs per ounce produced before by-product credits	$682	$694	$752	$713
Total cash costs per ounce produced net of by- product credits	$680	$678	$750	$708

	Q2 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$80,070	$40,833	$98,738	$219,641
Depreciation and depletion	(27,771)	(10,319)	(32,231)	(70,321)
Change in product inventory	(1,621)	275	(2,716)	(4,062)
Smelting and refining charges	397	178	66	641
Total cash costs before by-product credits	51,075	30,967	63,857	145,899
Silver credit(2)	(257)	(802)	(157)	(1,216)
Total cash costs net of by-product credits	50,818	30,165	63,700	144,683
Gold ounces sold (000’s)	86.2	39.8	76.9	202.9
Gold ounces produced (000’s)	78.5	42.7	72.1	193.4
Total operating costs (cost of sales) per ounce sold	$929	$1,026	$1,284	$1,083
Total cash costs per ounce produced before by-product credits	$651	$725	$886	$754
Total cash costs per ounce produced net of by- product credits	$647	$706	$883	$748

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q2 2018				Q2 YTD 2018
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	39,651	$16.18	$560	$5.46	73,847	$16.47	$1,216	$6.29

(3) Numbers in table may not calculate due to rounding.

29

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$33,772	$17,702	$41,448	$92,922
Depreciation and depletion	(4,979)	(3,871)	(14,333)	(23,183)
Change in product inventory	(1,247)	(805)	(890)	(2,942)
Smelting and refining charges	250	97	35	382
Total cash costs before by-product credits	27,796	13,123	26,260	67,179
Silver credit(2)	(92)	(539)	(88)	(719)
Total cash costs net of by-product credits	27,704	12,584	26,172	66,460
Gold ounces sold (000’s)	45.7	20.2	42.7	108.6
Gold ounces produced (000’s)	47.9	21.3	41.4	110.6
Total operating costs (cost of sales) per ounce sold	$739	$876	$971	$856
Total cash costs per ounce produced before by-product credits	$580	$616	$634	$607
Total cash costs per ounce produced net of by- product credits	$578	$591	$632	$601

	Q2 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$65,347	$35,097	$85,870	$186,314
Depreciation and depletion	(10,947)	(9,975)	(29,501)	(50,423)
Change in product inventory	127	(252)	(1,794)	(1,919)
Smelting and refining charges	567	185	92	844
Total cash costs before by-product credits	55,094	25,055	54,667	134,816
Silver credit(2)	(221)	(1,008)	(191)	(1,420)
Total cash costs net of by-product credits	54,873	24,047	54,476	133,396
Gold ounces sold (000’s)	94.6	35.9	92.1	222.6
Gold ounces produced (000’s)	100.8	41.0	85.3	227.1
Total operating costs (cost of sales) per ounce sold	$691	$978	$932	$837
Total cash costs per ounce produced before by-product credits	$547	$611	$641	$594
Total cash costs per ounce produced net of by- product credits	$544	$587	$639	$587

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(2) Silver by-product credits are calculated as follows:

	Q2 2017				Q2 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	41,875	$16.72	$719	$6.50	82,020	$15.80	$1,422	$6.26
(3) Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

30

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Total cash costs net of by-product credits	$—	$27,451	$—	$59,596
Sustaining capital(1)	—	9,147	—	19,062
Exploration	—	243	—	498
Reclamation cost accretion	—	62	—	123
General and administrative expenses	—	3,894	—	7,032
All-in sustaining costs	$—	$40,797	$—	$86,311
Silver ounces produced in concentrate (000’s)	—	4,078	—	9,692
All-in sustaining costs per ounce produced net of by-product credits	$—	$10.00	$—	$8.91
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q2 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$24,562	$16,585	$31,475	$72,622
Sustaining capital	8,686	5,569	10,601	24,856
Exploration	374	901	783	2,058
Reclamation cost accretion	345	104	50	499
General and administrative expenses	3,558	2,193	2,934	8,685
All-in sustaining costs	$37,525	$25,352	$45,843	$108,720
Gold ounces produced (000’s)	36.1	24.5	42.0	102.6
All-in sustaining costs per ounce produced net of by-product credits	$1,039	$1,036	$1,092	$1,060

31

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q2 YTD 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$50,818	$30,165	$63,700	$144,683
Sustaining capital	14,887	10,646	21,891	47,424
Exploration	687	1,703	1,931	4,321
Reclamation cost accretion	691	209	98	998
General and administrative expenses	6,799	4,400	5,339	16,538
All-in sustaining costs	$73,882	$47,123	$92,959	$213,964
Gold ounces produced (000’s)	78.5	42.7	72.1	193.4
All-in sustaining costs per ounce produced net of by-product credits	$941	$1,103	$1,289	$1,106

(1) Numbers in table may not calculate due to rounding.

	Q2 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,704	$12,584	$26,172	$66,460
Sustaining capital	6,414	4,870	11,850	23,134
Exploration	481	1,795	2,290	4,566
Reclamation cost accretion	336	220	34	590
General and administrative expenses	2,841	2,302	2,372	7,515
All-in sustaining costs	$37,776	$21,771	$42,718	$102,265
Gold ounces produced in doré (000’s)	47.9	21.3	41.4	110.6
All-in sustaining costs per ounce produced net of by-product credits	$789	$1,022	$1,032	$925

	Q2 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$54,871	$24,047	$54,476	$133,394
Sustaining capital	12,319	7,523	26,436	46,278
Exploration	555	2,796	4,317	7,668
Reclamation cost accretion	687	430	58	1,175
General and administrative expenses	5,490	4,121	4,403	14,014
All-in sustaining costs	$73,922	$38,917	$89,690	$202,529
Gold ounces produced in doré (000’s)	100.8	41.0	85.3	227.1
All-in sustaining costs per ounce produced net of by-product credits	$733	$949	$1,051	$892

(1)	Numbers in table may not calculate due to rounding.

32

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q2 2018	Q2 2017	Q2 YTD 2018	Q2 YTD 2017
Cash provided by operating activities before changes in working capital(1)	$31,842	$99,446	$70,351	$232,296
Net cash provided by operating activities(1)	$18,201	$96,068	$40,348	$174,646
Basic weighted average common shares outstanding	313,253	312,787	313,222	312,430
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high risk nature of our business, our operations are speculative. The risk factors described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements and forward-looking information relating to us or our business.

This Management’s Discussion and Analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described in the documents incorporated by reference herein. Please see “Cautionary Note Regarding Forward-looking Statements.”

For additional discussion of risk factors, refer to the MD&A for the years ended December 31, 2017 and 2016 dated February 22, 2018, which is incorporated by reference herein, and available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).
The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.
The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.
There were no changes in the Company’s ICFR during Q2 YTD 2018 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.
Management assessed the effectiveness of the Company’s ICFR as at December 31, 2017, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2017.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
TECHNICAL INFORMATION
Thomas F. Fudge, Vice President Operations and Qualified Person as defined in National Instrument 43-101, has reviewed and approved the scientific and technical information contained in this MD&A.

Mineral Resource estimates reported herein have been classified as Measured, Indicated or Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimates were prepared in accordance with NI 43-101, and classifications adopted by the CIM Council.

Mineral Reserve estimates reported herein are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. The Company is not currently aware of any known factors that are reasonably likely to have a negative material impact on the Company’s Mineral Reserves. The Mineral Reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council. Mineral Resources are inclusive of Mineral Reserves.

Gold Mineral Reserves effective January 1, 2018 reflect an increase of 399 thousand ounces of gold over the prior year, net of 2017 mine production. The increase in Mineral Reserves was comprised of Proven Mineral

33

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Reserves of 1.3 million tonnes with an average gold grade of 0.20 g/t containing 8.8 thousand ounces of gold and Probable Mineral Reserves of 12.1 million tonnes with an average gold grade of 1.00 g/t containing 390.3 thousand ounces of gold. Measured and Indicated gold Mineral Resources effective January 1, 2018 reflected an increase of 3,443 thousand ounces of gold as compared to Measured and Indicated gold Mineral Resources effective January 1, 2017. The increase in Mineral Resources was comprised of Measured Mineral Resources of 151.7 million tonnes with an average gold grade of 0.26 g/t containing 1,269 thousand ounces of gold and Indicated Mineral Resources of 327.4 million tonnes with an average gold grade of 0.21 g/t containing 2,174 thousand ounces of gold.

Escobal Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

ESCOBAL MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured	4.8	374	0.33	0.68	1.20	58	51	33	58
Indicated	36.3	271	0.29	0.62	1.02	317	337	224	369
Measured + Indicated	41.1	283	0.29	0.62	1.04	375	388	257	427
Inferred	1.9	180	0.90	0.22	0.42	11	54	4	8
Mineral Resources are reported using a 100 g/t silver-equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc.

ESCOBAL MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven	2.5	486	0.42	1.02	1.75	40	34	26	44
Probable	22.1	316	0.34	0.77	1.25	225	244	170	276
Proven + Probable	24.7	334	0.35	0.79	1.30	264	278	196	320

Mineral Reserves as of January 1, 2018 were calculated by applying an updated mine plan to the Mineral Resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017.

Cut-off grades to define the January 1, 2018 Mineral Reserves were calculated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve calculation.

La Arena Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Measured	0.3	0.38	3
	Indicated	49.6	0.40	640
	Measured + Indicated	49.9	0.40	643
	Inferred	0.4	0.32	4

34

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The oxide resource is reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400 per ounce gold and actual costs experienced at the La Arena Mine.

LA ARENA MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Oxide	Proven	0.3	0.38	3
	Probable	43.7	0.40	565
	Proven + Probable	44.0	0.40	568

Oxide Mineral Reserves for the La Arena Mine were reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

La Arena II

The basis of the Mineral Resource estimate for the La Arena II project is from Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018.

La Arena II MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Copper (%)	Gold (g/t)	Copper (kt)	Gold (koz)
Oxide	Measured	5.9	—	0.27	—	51
	Indicated	43.2	—	0.28	—	388
	Measured + Indicated	49.1	—	0.28	—	440
	Inferred	41.3	—	0.26	—	349
Sulfide(1)	Measured	149.7	0.39	0.25	580	1,214
	Indicated	543.5	0.38	0.23	2,046	3,984
	Measured + Indicated	693.2	0.38	0.23	2,626	5,197
	Inferred	50.4	0.31	0.21	158	344
Total	Measured	155.7	0.37	0.25	580	1,265
	Indicated	586.7	0.35	0.23	2,046	4,372
	Measured + Indicated	742.4	0.35	0.24	2,626	5,637
	Inferred	91.6	0.17	0.23	158	683
(1) includes supergene, transitional oxide-sulfide and sulfide Mineral Resources

Mineral Resources for the La Arena II project were reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00 per pound copper and $1,500 per ounce gold and operating cost and metallurgical recovery parameters developed for the La Arena II PEA. Oxide Mineral Resources were reported using a 0.10 g/t gold cut-off grade; sulfide Mineral Resources were reported using a 0.18% copper-equivalent cut-off grade calculated using $4.00 per pound copper and $1,500 per ounce gold.

Shahuindo Mine

The basis of the Mineral Reserve estimate for the Shahuindo mine is from the NI 43-101 Technical Report on the Shahuindo Mine, Cajabamba, Peru, dated January 25, 2016. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by applying the mine topographic surface at January 1, 2018 to an updated Mineral Resource estimate completed July 1, 2017.

35

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SHAHUINDO MINERAL RESOURCES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	13.4	0.41	4.5	177	1,925
Sulfide	Inferred	97.4	0.74	14.4	2,323	45,055
Total	Measured	89.1	0.47	5.9	1,358	16,807
	Indicated	67.6	0.42	5.1	921	11,122
	Measured + Indicated	156.7	0.45	5.5	2,278	27,929
	Inferred	110.8	0.70	13.2	2,500	46,980

The Shahuindo Mineral Resources were reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources were reported within a $1,400 per ounce gold optimized pit shell. The sulfide Mineral Resources at Shahuindo were classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide Mineral Resource was reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80.

SHAHUINDO MINERAL RESERVES AS OF JANUARY 1, 2018
Material Type	Classification	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	Proven	77.9	0.48	5.9	1,203	14,756
	Probable	49.9	0.44	5.2	704	8,384
	Proven + Probable	127.8	0.46	5.6	1,907	23,140

Oxide Mineral Reserves were reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. The Mineral Reserves were calculated from Measured and Indicated oxide Mineral Resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio was 1.1 (waste:ore). There are no sulfide Mineral Reserves reported for Shahuindo.

Timmins West Mine

The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from NI 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017.  Mineral Resources and Mineral Reserves for the Timmins West Mine reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

36

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TIMMINS WEST MINE MINERAL RESOURCES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Measured	—	—	—
	Indicated	1,256	4.46	180
	Measured & Indicated	1,256	4.46	180
	Inferred	357	4.32	50
Thunder Creek	Measured	—	—	—
	Indicated	1,107	3.39	121
	Measured & Indicated	1,107	3.39	121
	Inferred	39	2.61	3
144 Gap(1)	Measured	247	4.86	39
	Indicated	4,751	3.82	584
	Measured & Indicated	4,998	3.88	623
	Inferred	695	3.60	81
Total Timmins West Mine	Measured	247	4.86	39
	Indicated	7,114	3.87	885
	Measured & Indicated	7,361	3.90	923
	Inferred	1,091	3.80	133

The Timmins West Mine Mineral Resources were reported as in situ resources using a gold cut-off grade of 1.5 g/t.

TIMMINS WEST MINE MINERAL RESERVES AS OF JANUARY 1, 2018
Deposit	Classification	Tonnes (k)	Gold (g/t)	Gold (koz)
Timmins	Proven	—	—	—
	Probable	984	3.59	114
	Proven + Probable	984	3.59	114
Thunder Creek	Proven	—	—	—
	Probable	466	2.89	43
	Proven + Probable	466	2.89	43
144 Gap	Proven	407	3.61	47
	Probable	4,605	3.03	449
	Proven + Probable	5,012	3.08	496
Total Timmins West Mine	Proven	407	3.61	47
	Probable	6,055	3.11	606
	Proven + Probable	6,462	3.15	654

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a gold price of $1,275/ per ounce and a gold cut-off grade of 2.0 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the updated Mineral Resource model using operating costs of US$78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

Bell Creek Mine

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada, dated March 27, 2015. Mineral Resources and Mineral Reserves reported at January 1, 2018 were calculated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017.

37

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BELL CREEK MINERAL RESOURCES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured	1.2	4.43	167
Indicated	4.1	4.27	569
Measured & Indicated	5.3	4.31	736
Inferred	3.0	4.36	415

The Bell Creek Mineral Resources were reported as in situ resources using a gold cut-off grade of 2.2 g/t.

BELL CREEK MINERAL RESERVES AS OF JANUARY 1, 2018
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven	0.5	3.90	68
Probable	1.9	4.12	246
Proven & Probable	2.4	4.07	315

Mineral Reserves were calculated by applying the life-of-mine plan at January 1, 2018 to the Measured and Indicated Mineral Resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral Reserves are supported by a mine plan that features variable stope thicknesses designed on the Mineral Resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

Juby

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. The Juby Mineral Resource estimate is summarized below:

JUBY MINERAL RESOURCES
Resource Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Indicated	26.6	1.28	1,090
Inferred	96.2	0.94	2,909

Mineral Resources were reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Juby property.

Fenn-Gib

The Mineral Resource Estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated November 17, 2011, with an effective date of November 17, 2011. The Fenn-Gib Mineral Resource estimate is summarized below:

FENN-GIB MINERAL RESOURCES
Resource Classification		Tonnes (M)	Gold (g/t)	Gold (koz)
Inside Pit Shell	Indicated	40.8	0.99	1,300
	Inferred	23.3	0.90	670
Below Pit	Indicated	0.04	1.89	2
	Inferred	1.2	1.90	80
All Material	Indicated	40.8	0.99	1,300
	Inferred	24.5	0.95	750

Nearly all of the Indicated Mineral Resources and approximately 90% of Inferred Mineral Resources were reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of US$13.00/tonne ore and process recovery of 85%. The remaining Indicated and Inferred Mineral Resources which occur

38

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

below the pit limits were reported using a gold cut-off grade of 1.5 g/t. There are no Measured Mineral Resources nor Mineral Reserves reported for the Fenn-GIb property.

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities
Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering MEM to conduct consultation with indigenous populations in certain designated locations in and around the Escobal mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings and pending litigation; the timing and likelihood of resolving the road blockage affecting the Escobal mine; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018 of 400,000 to 475,000 ounces of gold, total cash costs net of by-product credits of $725 to $775 per ounce and all-in sustaining costs per ounce of gold produced of $1,000 to $1,100 per ounce, as well as estimated 2018 production, cash costs, all-in sustaining costs, project capital, sustaining capital and exploration expenditures on a per gold mine basis; the continued evaluation of the La Arena II project and the economic analysis provided in the PEA, including the timeline and estimated capital required and the assessment of financial and strategic options; growing gold production to approximately one half million ounces; the timing for the completion of construction of leach pad 4C at La Arena; the timing and cost of the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning in early Q4 2018 and achieving the full 36,000 tpd production rate by the end of 2018; the timing of the receipt of permits at Shahuindo; the timing for construction of Pad 2B at the Shahuindo mine and the expectation that the final 17 hectares will be ready for ore placement in Q3 2018; the timing for the completion of the adsorption, desorption and refining (ADR) plant at the Shahuindo mine; the timing for the construction of the electrical substation at the Shahuindo mine and negotiations for the transfer the the substation to the concessionaire as required by Peruvian regulations; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion, with overall construction expected to be completed by early Q4 2018 with the final commissioning through the end of 2018; management's estimate that the Bell Creek mill can achieve sustainable average throughput of approximately 4,400 tpd with minimal additional capital expenditure; care and maintenance plans at the Escobal mine; providing further updates to guidance when additional information regarding the Escobal mining license is available; expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and

39

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the pending appeal with the Constitutional Court; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition

40

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2018 and 2017
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

41